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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                  PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                 April 5, 2007

                        Commission File Number: 1-14636


                           ABITIBI-CONSOLIDATED INC.
            ------------------------------------------------------
            (Exact name of registrant as specified in its charter)


       1155 METCALFE STREET, SUITE 800, MONTREAL, QUEBEC, CANADA H3B 5H2
       -----------------------------------------------------------------
                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

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EXHIBIT
NUMBER        DESCRIPTION
------        -----------

99.1 Information Circular - Proxy Statement, including Notice of the Annual Meeting of Shareholders and Instrument of Proxy, with respect to the May 8, 2007 Annual Meeting of Shareholders.





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                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ABITIBI-CONSOLIDATED INC.
                                          (Registrant)


Date:    April 5, 2007                    By: /s/ Jacques Vachon
                                              ---------------------------------
                                              Name:  Jacques Vachon
                                              Title: Senior Vice President,
                                                     Corporate Affairs &
                                                     Secretary